Exhibit 99.1

News Release

For Immediate Release

Notice of Second Quarter Results Conference Call

VANCOUVER, B.C., June 27, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) will hold an analysts’ conference call to discuss second quarter 2024 financial and operating results on Thursday, July 25, 2024 at 8:30 a.m. Pacific Time/11:30 a.m. Eastern Time.

To participate in the call, please dial: 1-888-390-0605 (Toll-free North America) or (416) 764-8609 (Toll number) or connect on the webcast.

Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, the analyst community will be invited to ask questions.

The call will be recorded for webcasting purposes and will be available on our website at www.westfraser.com. West Fraser’s second quarter 2024 financial and operating results will be released on Wednesday, July 24, 2024.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy from responsibly sourced wood fibre. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com